# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Angel Oak Mortgage REIT, Inc., CIK 0001766478
CUSIP: 03464Y108
Title of class of securities: Common Stock, par value $0.01 par value per share
Address of issuer's principal executive offices: 3344 PEACHTREE ROAD NE, SUITE 1725, ATLANTA, Georgia (GA), 30326
Date of event which requires filing of this statement: 08/21/2025
Amends the filing with accession number 0000902664-21-003341
Filed by CIK 0001595082
Persons authorized to receive notices and communications: Shulamit Leviant, Esq., Davidson Kempner Capital Management LP, 9 West 57th Street, 29th Floor, New York, New York (NY), 10019, 212-446-4053; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Xylem Finance LLC (CIK 0001868381): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,134,210; sole dispositive power 0; shared dispositive power 4,134,210; aggregate amount beneficially owned 4,134,210 (17.4% of the class)
- Davidson Kempner Capital Management LP (CIK 0001595082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,134,210; sole dispositive power 0; shared dispositive power 4,134,210; aggregate amount beneficially owned 4,134,210 (17.4% of the class)
- Anthony A. Yoseloff (CIK 0001308274): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,134,210; sole dispositive power 0; shared dispositive power 4,134,210; aggregate amount beneficially owned 4,134,210 (17.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 par value per share
Name of issuer: Angel Oak Mortgage REIT, Inc.
Address of issuer's principal executive offices: 3344 PEACHTREE ROAD NE, SUITE 1725, ATLANTA, Georgia (GA), 30326
Comment: This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 1, 2021 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 6 amends and restates Items 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of 23,765,202 shares of Common Stock outstanding as of August 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission on August 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: On August 21, 2025, the Reporting Persons sold 595,000 shares of Common Stock in a block trade with an unaffiliated financial institution counterparty at a price of $9.75 per share. Except as set forth in this Item 5(c), the Reporting Persons did not effect any transactions in the shares of Common Stock within the past sixty (60) days.

## Signatures
- Xylem Finance LLC: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Capital Management LP, Investment Manager of Xylem (08/25/2025)
- Davidson Kempner Capital Management LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member (08/25/2025)
- Anthony A. Yoseloff: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Individually (08/25/2025)